I, John Godbout, certify that:

(1) the financial statements of Countsharp LLC included in this Form are true and complete in all material respects; and

(2) the tax return information of Countsharp LLC included in this Form reflects accurately the information we reported on the tax return for Countsharp LLC for the fiscal year ended December 31, 2023.

DocuSigned by:

E59A8C1D7E0C4C8...

John Godbout
CEO

Note: Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.